Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board of Koninklijke Philips Electronics N.V.:

We consent to the use of our reports dated February 23, 2012, with respect to the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG ACCOUNTANTS N.V.
KPMG ACCOUNTANTS N.V.
Amsterdam, The Netherlands
March 2, 2012